                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                     American Income 8 Limited Partnership
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                                (Name of Issuer)

                     Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                      Gary D. Engle, President, AAL, Inc.
            98 North Washington Street, Boston, Massachusetts 02114
                                 (617) 854-5800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 30, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less -of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

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  CUSIP No.  None                                        Page 2 of 4 Pages
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 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Atlantic Acquisition Limited Partnership
     I.R.S. I.D. No. 04-3281675
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                       (b) [_]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS

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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [_]

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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts

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    NUMBER OF       7.  SOLE VOTING POWER
     SHARES             None

                  --------------------------------------------------------------
  BENEFICIALLY      8.  SHARED VOTING POWER
    OWNED BY            None

                  --------------------------------------------------------------
     EACH           9.  SOLE DISPOSITIVE POWER
   REPORTING            None
                  --------------------------------------------------------------
    PERSON          10. SHARED DISPOSITIVE POWER
     WITH               None
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 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None

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 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

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 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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 14. TYPE OF REPORTING PERSON
     PN

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

                                  SCHEDULE 13D

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  CUSIP No.  None                                        Page 3 of 4 Pages
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Item 1. Security and Issuer

   This Statement relates to units (the "Units") of limited partnership interest of American Income 8 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at 98 North Washington Street, Boston, Massachusetts 02114.

Item 2. Identity and Background

   The person filing this Statement is Atlantic Acquisition Limited Partnership, a Massachusetts limited partnership ("Atlantic"). Atlantic was formed to acquire and hold the Units owned by it. The general partner of Atlantic is AAL, Inc. ("AAL"), a Massachusetts corporation whose sole activity is acting as the general partner of Atlantic. The executive officers and directors of Atlantic are Gary D. Engle and James A. Coyne, both of whom are U.S. citizens. Mr. Engle is the President of the Executive Committee of Equis Financial Group ("Equis"), and Mr. Coyne is Vice President of the Executive Committee of Equis. Mr. Engle also controls AAL. Equis is a Massachusetts general partnership engaged in the business of negotiating, arranging and managing the leasing, re-leasing, financing, refinancing and selling of equipment on lease to major corporations. The business address of each of Atlantic, AAL, Mr. Engle, Mr. Coyne and Equis is 98 North Washington Street, Boston, Massachusetts 02114.

   During the last five years, neither Atlantic nor, to the best of Atlantic's knowledge, any of the other persons named in this Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

   Not applicable.

Item 4. Purpose of Transaction

   Not applicable.

                                  SCHEDULE 13D

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  CUSIP No.  None                                        Page 4 of 4 Pages
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Item 5. Interest in Securities of the Issuer

   Atlantic disposed of all 7,247 Units owned by it on September 30, 1996, transferring them to Equis. No other person named in Item 2 owns any Units.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   Not applicable.

Item 7. Material to Be Filed as Exhibits

   Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ATLANTIC ACQUISITION LIMITED
       October  7, 1996                   PARTNERSHIP
-------------------------------
              Date
                                          By:  AAL, Inc., its general partner

                                          By: /s/  Gary D. Engle
                                             -----------------------------------
                                               Name:  Gary D. Engle
                                               Title:  President